UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. __)*

Liberty Global plc
(Name of Issuer)

Class A LiLAC Ordinary Shares
(Title of Class of Securities)

G5480U138
(CUSIP Number)

October 9, 2015
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☑ Rule 13d-1(c)
☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G5480U138	SCHEDULE 13G	Page 2 of 5

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON New Mountain Vantage Advisers, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 715,551*
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 715,551*
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 715,551*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.67%*
12	TYPE OF REPORTING PERSON IA

* As of October 9, 2015, the date of the event which required the filing of this Schedule 13G (the “Event Date”), certain fund accounts (collectively, the “Funds”) affiliated with New Mountain Vantage Advisers, L.L.C., a Delaware limited liability company (the “Reporting Person”), held an aggregate of 679,904 LiLAC Class A Ordinary Shares (the “LiLAC Class A Shares”) representing beneficial interests in Liberty Global plc (the “Company”).  The Reporting Person possesses the sole power to vote and the sole power to direct the disposition of the LiLAC Class A Shares held by the Funds.  Based on the Company’s latest quarterly report on Form 10-Q filed with the U.S. Securities and Exchange Commission on August 4, 2015, as of July 29, 2015, there were 12,625,362 LiLAC Class A Shares issued and outstanding.  Subsequent to the Event Date and prior to the date of the filing of this Schedule 13G (the “Reporting Date”), the Funds acquired additional LiLAC Class A Shares.  Accordingly, as of the Reporting Date, for the purpose of Rule 13d-3 under the Securities and Exchange Act of 1934, as amended, the Reporting Person is deemed to beneficially own 715,551 LiLAC Class A Shares, or 5.67% of the LiLAC Class A Shares deemed issued and outstanding.

CUSIP No. G5480U138	SCHEDULE 13G	Page 3 of 5

Item 1.	(a).	Name of Issuer:
Liberty Global plc

(b).	Address of issuer's principal executive offices:
38 Hans Crescent London, United Kingdom SW1X 0LZ

Item 2.	(a).	Name of person filing:
This Schedule 13G (this “Statement”) is being filed by the following person (the “Reporting Person”): New Mountain Vantage Advisers, L.L.C.

(b).	Address or principal business office or, if none, residence:
787 Seventh Avenue, 49th Floor New York, NY 10019

(c).	Citizenship:
State of Delaware

(d).	Title of class of securities:
LiLAC Class A Ordinary Shares

(e).	CUSIP No.:
G5480U138

CUSIP No. G5480U138	SCHEDULE 13G	Page 3 of 5

Item 3.	If This Statement is filed pursuant to §§.240.13d-1(b) or 240.13d-2(b), or (c), check whether the person filing is a

(a)	[_]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	[_]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	[_]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	[_]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	[_]	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);
(f)	[_]	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);
(g)	[_]	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	[_]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.1813);
(i)	[_]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[_]	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);
(k)	[_]	Group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 715,551*

(b)	Percent of class: 5.67%*

(c)
Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:  715,551*
(ii) Shared power to vote or to direct the vote:  -0-
(iii) Sole power to dispose or to direct the disposition of:  715,551*
(iv) Shared power to dispose or to direct the disposition of:  -0-

* As of October 9, 2015, the date of the event which required the filing of this Schedule 13G (the “Event Date”), certain fund accounts (collectively, the “Funds”) affiliated with New Mountain Vantage Advisers, L.L.C., a Delaware limited liability company (the “Reporting Person”), held an aggregate of 679,904 LiLAC Class A Ordinary Shares (the “LiLAC Class A Shares”) representing beneficial interests in Liberty Global plc (the “Company”).  The Reporting Person possesses the sole power to vote and the sole power to direct the disposition of the LiLAC Class A Shares held by the Funds.  Based on the Company’s latest quarterly report on Form 10-Q filed with the U.S. Securities and Exchange Commission on August 4, 2015, as of July 29, 2015, there were 12,625,362 LiLAC Class A Shares issued and outstanding.  Subsequent to the Event Date and prior to the date of the filing of this Schedule 13G (the “Reporting Date”), the Funds acquired additional LiLAC Class A Shares.  Accordingly, as of the Reporting Date, for the purpose of Rule 13d-3 under the Securities and Exchange Act of 1934, as amended, the Reporting Person is deemed to beneficially own 715,551 LiLAC Class A Shares, or 5.67% of the LiLAC Class A Shares deemed issued and outstanding.

CUSIP No. G5480U138	SCHEDULE 13G	Page 4 of 5

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. G5480U138	SCHEDULE 13G	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 19, 2015

NEW MOUNTAIN VANTAGE ADVISERS, L.L.C.

By:	/s/ Douglas Chiciak
Name: Douglas Chiciak Title: Authorized Signatory

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).